UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Versum Materials, Inc.
(Name of Subject Company)

EMD Performance Materials Holding, Inc.
(Offeror)
an indirect wholly owned subsidiary of
Merck KGaA
(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $1.00 par value per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)
92532W103
(CUSIP Number of Class of Securities)
Dr. Friederike Rotsch
Merck KGaA
Frankfurter Strasse 250
64293 Darmstadt
Germany
+49 6151 720
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Matthew G. Hurd
Eric M. Krautheimer
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,630,564,352	$682,424.40

*
Estimated for purposes of calculating the filing fee only. The transaction value was calculated by multiplying (a) $48.00, the tender offer price, by (b) (i) 117,303,524 shares of common stock of Versum Materials, Inc. (“Versum”), which includes (A) 109,143,954 shares of Versum common stock issued and outstanding as of March 11, 2019, as set forth in the definitive proxy statement filed by Versum with the SEC on March 20, 2019, (B) 6,064,234 shares of Versum common stock reserved for issuance under Versum Materials, Inc. Amended and Restated Long-Term Incentive Plan, as set forth in Section 6.5 of the Agreement and Plan of Merger, dated January 27, 2019 (as amended from time to time, the “Entegris Merger Agreement”), between Versum and Entegris, Inc., which has been filed with the SEC on Form 8-K on January 29, 2019 (which we are paying a fee in respect of, but do not believe have been issued), (C) 455,784 shares of Versum common stock subject to issuance pursuant to exercisable options as of January 25, 2019, as set forth in Section 6.5 of the Entegris Merger Agreement, (D) 1,140,509 shares of Versum common stock subject to issuance upon the settlement or vesting of outstanding Versum performance stock units as of January 25, 2019, as set forth in Section 6.5 of the Entegris Merger Agreement, (E) 495,873 shares of Versum common stock subject to issuance upon the settlement or vesting of outstanding Versum restricted stock units as of January 25, 2019, as set forth in Section 6.5 of the Entegris Merger Agreement, and (F) 3,170 shares of Versum common stock subject to issuance upon the settlement or vesting of outstanding Versum deferred stock units as of January 25, 2019, as set forth in Section 6.5 of the Entegris Merger Agreement, minus (ii) 100 shares of Versum common stock owned, as of the date of this document, by Merck KGaA, Darmstadt, Germany and its subsidiaries.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019 by multiplying the transaction value by .0001212.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, this “Schedule TO”) relates to the offer by EMD Performance Materials Holding, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Merck KGaA, Darmstadt, Germany, a German corporation with general partners (Kommanditgesellschaft auf Aktien), to purchase all outstanding shares of common stock, par value $1.00 per share (together with the associated preferred stock purchase rights, the “Shares”), of Versum Materials, Inc., a Delaware corporation (“Versum”), at $48.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
Items 1 through 9; Item 11.
All information contained in the Offer to Purchase and the Letter of Transmittal, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
Item 10. Financial Statements.
Not applicable.
Item 12. Exhibits.
See Exhibit Index.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 26, 2019
EMD PERFORMANCE MATERIALS HOLDING, INC.
By:
/s/ Anthony O’Donnell

Name: Anthony O’Donnell
Title:  President
MERCK KGAA
By:
/s/ Roman Morten Werth

Name: Roman Morten Werth
Title:  Head of Mergers & Acquisitions, Senior Vice President
By:
/s/ Dr. Stefan Fandel

Name: Dr. Stefan Fandel
Title:  Head of Group Legal Services

EXHIBIT INDEX
Index No.
(a)(1)(A)	Offer to Purchase, dated March 26, 2019.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement, dated March 26, 2019.
(a)(5)(A)	Press Release issued by Merck KGaA, Darmstadt, Germany, on March 26, 2019.
(b)	Syndicated Dual-Currency Term Loan Facilities Agreement, dated March 25, 2019, among Merck KGaA, Darmstadt, Germany, Merck Financial Services GmbH, Bank of America, N.A., London Branch, BNP Paribas Fortis NV/SA and Deutsche Bank AG Filiale Luxemburg, as Underwriters, Bank of America Merrill Lynch International Designated Activity Company, BNP Paribas Fortis NV/SA and Deutsche Bank AG, as Mandated Lead Arrangers, Deutsche Bank Luxembourg S.A., as Facility Agent, and the Lenders party thereto from time to time.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.